UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            RAND CAPITAL CORPORATION
                ------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                ------------------------------------------------
                         (Title of Class of Securities)

                                     752185
                        --------------------------------
                                 (CUSIP Number)


                                January 31, 1999
              ----------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  ___  Rule 13d-1(b)

                   X   Rule 13d-1(c)
                  ___

                  ___  Rule 13d-1(d)

          *The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 752185
--------------------------------------------------------------------------------

         1.       Names of Reporting Persons.  Reginald B. Newman II
                  IRS Identification Nos. of above persons (entities only).
                                       ###-##-####
--------------------------------------------------------------------------------

         2.       Check  the  appropriate  box  if  a  member  of a  Group  (See
                  Instructions).

                  (a)...................................................

                  (b)...................................................
--------------------------------------------------------------------------------

         3.       SEC Use Only..........................................

--------------------------------------------------------------------------------

         4. Citizenship or Place of Organization U.S.

--------------------------------------------------------------------------------

Number of         5.  Sole Voting Power --  776,050
Shares Bene-   _________________________________________________________________
ficially
Owned by          6.  Shared Voting Power -- -0-
Each Reporting _________________________________________________________________
Person With:
                  7.  Sole Dispositive Power -- 776,050
                  --------------------------------------------------------------

                  8.  Shared Dispositive Power --  -0-
--------------------------------------------------------------------------------

         9. Aggregate Amount Beneficially Owned by Each Reporting Person -- 776,050

         10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _________________

         11.      Percent of Class Represented by Amount in Row (11) --
                  13.6%
--------------------------------------------------------------------------------

         12.      Type of Reporting Person (See Instructions) -- CO

Item 1.

         (a)      Name of Issuer - Rand Capital Corporation

         (b) Address of Issuer's Principal Executive Offices - 2200 Rand Building, Buffalo, New York 14203

Item 2.

         (a)      Name of Person Filing - Reginald B. Newman

         (b) Address of Principal Business Office or, if none, Residence - 700 Grand Island Boulevard, Tonowanda, NY 14150

         (c)      Citizenship/Place of Organization - U.S.

         (d) Title of Class of Securities - Common Stock, $.10 par value

         (e)      CUSIP Number - 752185

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or ss.ss. 240.13d-2(b) or (c), check whether the person filing is a:

         (a)      ____              Broker or dealer registered under section 15
                                    of the Act (15 U.S.C. 78o).
         (b)      ____              Bank as defined  in  section  3(a)(6) of the
                                    Act (15 U.S.C. 78c).
         (c)      ____              Insurance  company  as  defined  in  section
                                    3(a)(19) of the Act (15 U.S.C. 78c).
         (d)      ____              Investment company registered under section
                                    8 of the Investment Company Act of 1940 (15
                                    U.S.C. 80a-8).
         (e)      ____              An investment advisor in accordance with
                                    ss. 240.13d-1(b)(1)(ii)(E);
         (f)      ____              An employee  benefit plan or endowment  fund
                                    in accordance with ss. 240.13d-1(b)(1)(ii)
                                    (F);
         (g)      ____              A parent  holding  company or control person
                                    in accordance with ss. 240.13d-1(b)(1)(ii)
                                    (G);
         (h)      ____              A savings association as defined in Section
                                    3(b) of the Federal Deposit Insurance Act
                                    (12 U.S.C. 1813);
         (i)      ____              A  church  plan  that is  excluded  from the
                                    definition  of an  investment  company under
                                    section  3(c)(14) of the Investment  Company
                                    Act of 1940 (15 U.S.C. 80a-3);
         (j)      ____              Group,   in  accordance  with  ss.  240.13d-
                                    1(b)(1)(ii)(J).

Item 4.  Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)  Amount beneficially owned: 776,050
                                         _______

         (b)  Percent of class:  13.6%
                                 _____

         (c) Number of shares as to which the person has:

                  (i)  Sole power to vote or to direct the vote 776,050
                                                                _______

                  (ii) Shared power to vote or to direct the vote -0-
                                                                  ___

                  (iii)Sole power to dispose or to direct the disposition
                       of 776,050
                          _______

                  (iv)Shared power to dispose or to direct the disposition
                      of -0-
                         ___

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss. 240.13d-3(d)(1).

Item 5.  Ownership of Five Percent of Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ____.


Instruction. Dissolution of a group requires a response to this item.


Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
         Holding Company

         If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group

         If a group has filed this schedule pursuant to ss. 240.13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to ss. 240.13d-1(c) or ss. 240.13d-1(d), attach an exhibit stating the identity of each member of the group.

         Not Applicable.

Item 9.  Notice of Dissolution of Group

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

         Not Applicable.


Item 10.  Certification

         (a) The following certification shall be included if the statement is filed pursuant to ss. 240.13d-1(b):

         Not Applicable.

         (b) The following certification shall be included if the statement is filed pursuant to ss. 240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 10, 1999
                                             _____________________
                                                     Date


                                            s/Reginald B. Newman II
                                            __________________________
                                            Reginald B. Newman II

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001)